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Black-owned
QUAS Brewpub

A Creole Brewpub Development

3380 W 183rd Street
Hazel Crest, IL 60429
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QUAS Brewpub previously received $36,300 of investment through Mainvest.
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Data Room
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THE PITCH
QUAS Brewpub is seeking investment to build out our location.
Renovating LocationExpanding LocationGenerating Revenue
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OUR STORY

Create and build a place to go where the "cooks" and "servers" provide and present you with a Creole meal and drink in all its important and minute details. It was not enough that the table was set and we ate well on Sundays. During the week, the before or after –school or –work meal was taken at home. Let us touch your senses. Hear, see, smell, feel, and taste the hospitality, fun, aromas, body, and flavors of delicious appetizing Creole fare.

Spending many a days in the American – Cajun – Creole – Southern food fixin' kitchens of Madears and Pops bungalow.
Homebrewing and drinking good beers and mead.
Cooking and eating good Creole food varieties, especially seafood, chicken, turkey, green or vegetable gumbo.
With Madear's brood of children, and more often than not, several of our friends, our neighbors from the church or parish, there were sometimes twenty or more in and out of Madear's kitchen.
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NAMING

QUAS, what a name?!

The abbreviated- and nick- name of the fictional character, Quasimodo - a protagonist - an advocate or champion of a particular cause or idea.
A variant of the word KVASS, which loosely defined stands for beer.
Differentiated from all using Planet Benson 2 font/lettering and set on a glass bell tower mural.
In use by the company since October 2018.
We have a yearning for people to experience and live a great life.
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LOCATION

3380 W 183rd Street, Hazel Crest, IL 60429 – is a Grenoble Square Mall outlet, on the highly visible northeast corner of the 4-way, 4-lane stoplight intersection of Brentwood Drive and 183rd Street. QUAS Brewpub is poised to enter the market of brewpubs with community and public support, an excellent location, and a well-grounded business model. We will fill a gap in the local Brewpub scene that currently lacks any local competition. In addition, the family and friends QUAS, owner of the location, and community have expressed their excitement at having a Brewpub in the business community, which will equate to increased traffic and business as a whole. There is currently no immediate competition from other breweries, with the closest being 10 miles away, and we are all part of a brewers network. Hazel Crest 183rd Street corridor is a busy and moderate area, and QUAS has a location that is well-trafficked, easily accessible, and ample parking. May Madears' and Pops' favor be upon us.

The building, built in the early 1970s functioned over the years as full service Denny's, Wag's, or American Pancake House franchised restaurant until it was abandoned in 2004. The property has been 100% vacant and unused since - suffering from functional obsolescence and neglect.

Excellent Brewpub economic development opportunity within the Village of Hazel Crest Illinois, 183rd Street tax increment financing district. Grenoble Square is between two well populated residential communities: – the "Chateaux/Versailles" area between 179th and 183rd Streets and west of Kedzie Avenue – and – the "Dynasty Lakes" and "Village West" area south of 183rd Street between Crawford Avenue and Kedzie Avenue. QUAS will update and build-out to an approximate 6,000 sq ft pub attraction including a brew house, cellar, taproom, kitchen, and 237 seat – full service dining room.

This is a preview. It will become public when you start accepting investment.

OUR MISSION

Bring together community and culture by providing a world-class neighborhood experience for people.

Our people and culture are the foundation. The culture we have is atop the cultures that the craft beer industry shares: exhausting in the details, uncompromising in the quality, and unpretentious enough to not care if our shirts are untucked.

Building place where people come together to share good conversation, Creole cooking, and craft libations is something we want and love to do!

Operating a profitable contemporary, rustic Speakeasy Club, with a Blues, Hip-Hop, House, Jazz and Sports atmosphere filled with people, fellowship, love, music, themed events, Creole food, and craft beverages.

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THE TEAM

Wardell Glass Jr

Founder, Managing Member, and Business Development Director

SUMMARY

Wardell Glass Jr. has earned experience leading accounting and financial operations as chief financial officer, controller, and director positively affecting clients and employers in Operations, Accounting, Financial Reporting, Auditing, Business Development, Grants, Sponsored Programs and Budgeting.

Commercially – focused financial executive poised in guiding organizations to greater use of resources and responsible growth and genuine results through comprehensive changes, ensuring value-added quality and profitability. A change-agent; acknowledged for balanced judgement, stability and capacity to steer consensus among core business disciplines with diverse agendas and visions.

 Leading change: Continual learning, creativity and innovation, external awareness, flexibility, resilience, service motivation, strategic thinking, and vision.

 Leading people: Conflict management, diversity, integrity/honesty, and team building.

 Results driven: Accountable, customer service, decisive, entrepreneurial, problem solver, technically credible.

Business acumen: ability to analyze and recommend solutions to complex business events and issues.

Coalition builder/communicator: Excellent interpersonal, oral and written communication, partnering and influencing skills.

RELEVANT QUALIFICATIONS AND SKILLS

Demonstrated proficiency organizing and planning accounting and financial operations as chief financial manager, controller, and director; and positively affecting the following functions: business development, contract administration, purchasing and procurement, accounting operations, financial statement preparation and analyses, audit planning and coordinating, business process change, forecasting, budgeting, in addition to grants and sponsored programs.

A June 1980 DePaul University, Chicago IL graduate with a baccalaureate degree in the science of commerce, concentrating in accountancy.

An Illinois Registered Certified Public Accountant.

Understands tax, ownership/business structures, generally accepted accounting standards and practices applied to emerging, closely held businesses.

Advanced Excel, Word, PowerPoint, and Information Technology experience.

Operates to accomplish business goals and plans, and to quickly analyze and recommend solutions to complex business events and issues.

Excellent people, verbal, and written communication skills.

Works effectively in a multi-cultural environment.

Since December 9 1983, a member of Alpha Phi Alpha Fraternity Inc., #4 Iceman, the QUAS.

His 40 year WORK HISTORY:

2012 to Present. The Salvation Army

2013 – Present. Accounting Manager at Metro Division, City Fund a $50M faith-based social service agency providing programs for: Family Assistance Services: Fatherhood in Action, NICOR "Sharing" Program, and Pathway of Hope; Adult Rehabilitation Services: Harbor Light and Pathway Forward; Emergency Lodging: Evangeline Booth Lodge; Human Trafficking and Sexual Exploitation: Anne's House - Promise and STOP-IT; Educational and Spritual Services: Wonderland Camp and Conference Center; Youth Services: Early Childhood Development and Wonderland Camp; Senior Services: Golden Diners Senior Nutrition Program. Accomplishments: leading a 7 member team to provide valuable reporting and analysis in general accounting and financial reporting, in addition to managing cash and reporting on cash receipts, accounts payable, payroll, and government-public agency contract and grants compliance. Monthly financial reporting to the Finance Committee of the Chicago Advisory Board. Participation and completion in annual audits conducted by TSA- THQ; external and government grant auditors; and the A-133 compliance report.

December 2012 to November 2013. Ray and Joan Kroc Corps Community Center - Chicago, offering programs, such as: Aquatics, Family Life & Education, Fine Arts, Fitness, Sports, Senior programs and more. Business Director leading accounting, and enterprise activities: events, food service, and concessions.

1999 to 2012.   Wardell Glass Jr., CPA, Accounting and Business Consultant providing contracted accounting, tax, and business consulting to contractors, post-secondary institutions, businesses and entrepreneurs. Key assignments are as follows:

1.   Contracted Chief Financial Officer – Controller for: Scott Interiors Inc, commercial flooring contractor, G&S Floor Covering Inc, commercial flooring contractor.

2.   Contracted Chief Financial Officer at Abraham Lincoln Centre, a $7 million social service agency providing programs for: Developmentally Disabled; Behavioral Social Rehab; and Childcare, Youth and Adults.

3.   Contracted Director of Accounting at Chicagoland Regional College Program, a $4 - $7 million education assistance program for several hundred part-time package handlers and part-time supervisors at UPS enrolled at Chicago State University, Governors State University, Prairie State College, Morton College, Olive-Harvey City College of Chicago, and Moraine Valley Community College.

4.   Contracted Interim Director of Property Control at Chicago State University, a state of Illinois agency of Higher Education with over $220M in fixed assets.

5.   Contracted Chief Financial Manager at Hometown Investments LLC, a $1 million bottled water importer and producer of meat snacks.

6.   Comptroller at Citizenship Education Fund, a $15 million non-profit organization with Chicago headquarters and branches in: New York, Washington DC, Atlanta, Detroit, Cleveland, Houston, Los Angeles, and Silicon Valley.

7.   Director of Finance at River North Sales and Service, a $30M privately held beverage sales and distribution company.

1989 to 1999 Hometown Distributing Company Inc., Controller - Administative Director

1985 to 1988 IC Industries Ltd, Internal Audit Supervisor

1983 to 1985 Barrow, Aldridge & Company, Small and Emerging Business Consulting and Audit

1980 to 1983 Deloitte, Haskins & Sells, Audit Department, Staff to Senior Accountant

Wardell Glass Jr enjoys: brewing and drinking good libations, and cooking and eating good food varieties, especially Creole cuisine. For the last five years, he has brewed libations and drank responsibly (but of course) with his family and friends. Before he knew it, his life (and small galley kitchen) overflowed with brewery and cooking supplies, and lots of libations and food for his family and friends. Family and friends enjoy the speakeasy atmosphere with his pull-up home gatherings. He believes that this piece of culture can and will become something bigger; bringing diverse humans together for good conversation, fellowship, great brews and familiar food varieties. He made a personal investment to bring that culture to the community in an economic development opportunity to incubate a brewpub creating jobs and revitalizing the surrounding neighborhoods. Just like the speakeasies he has hosted at home; the spaces and products of his endeavors are being dedicated to family and friends, community, diversity, pairing familiar Creole food varieties with great crafted beverages.

As the QUAS LLC Business Development Director, Wardell, together with the Development Team, is responsible for developing and launching the QUAS BREWPUB operations in Hazel Crest, IL. As well, he presides over Member-Managers' meetings; directs day-to-day operations, and maintains the necessary limited liability company records.

Wardell Glass III

Member and Technology Director
Charles Westbrook
Member and Property Maintenance Director
Jonathan E Glass
Member and Retail Sales/Packaged Goods Logistics Director
Elgin Michel
Member

Mr Michel is a property development entrepreneur, a QUAS LLC Founding Member, and a Creole n QUAS foodie.

Micheal Duncan
Member Design-Build Representative

Michael Duncan, our Design-Build Representative provides an integral role in project strategy, design development and construction oversight. Additionally consulting in areas of resource planning, budgeting, job cost management, value engineering, subcontractor trades bidding and negotiation and project scheduling.

Michael Duncan has 30+ Years construction experience and holds an Architectural Degree from Southern Illinois University at Carbondale Illinois and is a Member of the American Institute of Architects, Illinois Chapter His relevant experience includes multiple construction roles while maintaining a diverse, specialized expertise across many sectors, including healthcare, hospitality, education, municipal, retail, office interiors and aviation. Michael Duncan during his professional career has fulfilled roles as construction manager, design builder and development partner providing a full range of services including preconstruction, conceptual budgeting, permit expediting and construction bid documents preparation for pricing and construction. His geographic history of projects range from the domestic U.S. to International markets.

Michael Duncan began his professional career with the Architectural firm of Skidmore Owings and Merrill. One of his most notable projects while employed by SOM was the Hajj Terminal King Abdulaziz International Airport Jeddah Saudi Arabia. Since that time he has gone on to work for other high profile corporations such as Monsanto, Pharmacia, GD Searle, Pfizer and currently the University of Illinois at Chicago where is currently the Superintendent of Buildings and Grounds East Campus.

Michael Duncan a resident of Matteson, IL recently served as Owner Representative and Project Manager for the Matteson Community Center Construction. Since 2018, he is instrumental in taking the QUAS LLC founder's conceptual vision and mission to design - build model working closely with our Architects and Construction Manager.

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THE SPACE
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SITE PREPARATIONS, INTERIOR DEMO, AND THE FLOOR PLAN
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7 - STYLES OF QUAS IN DEVELOPMENT
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Updates
AUGUST 3RD, 2022
8-3-2022
CAPITAL RAISE STATUS
QUAS Brewpub coming to 3380 W 183rd St Hazel Crest IL has raised $31,300 from 64 investors.

There is less than a day left in this investment round.

If you have yet to invest, join the rest of us that have.

AUGUST 2ND, 2022
AUGUST 2 2022
QUAS Brewpub has raised $31,100 from 62 investors.

If you have not invested in this economic development project, come join us that have.

There is less than a day left in this investment round.

Cheers!

Wardell Glass, Founder

AUGUST 1ST, 2022
August 1

Still watching? Not much more time to invest in QUAS.

JULY 30TH, 2022
7.30 Our Foinders Birthday
3 days left! QUAS Brewpub has raised $30,000 toward our $250,000 goal. Thank you to those that are in the Power of 56 investors. I applaud your resolve to be part of this economic development investment opportunity. For those considering investing, join the rest of us down with this Great cause and invest.

Best Wardell Glass Jr.

JULY 27TH, 2022
July 27

7 Days Left! We are so excited that we have already raised $28,800 towards our goal of $250,000 on our Mainvest campaign! Some investors have mentioned they want to invest but are waiting. As such, I am taking a roll call of potential investors to get a sense of how close to the goal we will get. I would love to hear back if you are planning, but have not yet invested.

JULY 25TH, 2022
July 25

$28,800 invested to date toward our $250,000 goal.

51 investors - join them by investing in our community development project.

Added a new section : SITE PREPARATIONS, INTERIOR DEMO, AND THE FLOOR PLAN

JULY 19TH, 2022
July 19

$28,200 INVESTED toward our $250,000 goal

14 days REMAINING TO INVEST

49 INVESTORS

Exterior walls - Masonry, doors, and windows selections in progress.

Join us and invest in QUAS.

JULY 16TH, 2022
Investment | Goal Update

$28,000.00 invested · 18 days remaining

Thank you so much to everyone who has invested in us!

We are really trying to reach and or surpass our maximum goal of $250,000.

If you haven’t invested yet, come join the Founding members and the 47 investors that have, there is still time.

Let’s do this!

JULY 12TH, 2022
Investment | Goal Update
$26,800.00 invested · 23 days remaining

Thank you so much to everyone who has invested in us!

We are really trying to reach and or surpass our maximum goal of $250,000.

If you haven't invested yet or want to add support, there is still time.

If you have any questions, please feel free to reach out. Let's do this!

JULY 12TH, 2022
QUAS LLC Design-Build Representative

Michael Duncan, our Design-Build Representative provides an integral role in project strategy, design development and construction oversight. Additionally consulting in areas of resource planning, budgeting, job cost management, value engineering, subcontractor trades bidding and negotiation and project scheduling.

Michael Duncan has 30+ Years construction experience and holds an Architectural Degree from Southern Illinois University at Carbondale Illinois and is a Member of the American Institute of Architects, Illinois Chapter   His relevant experience includes multiple construction roles while maintaining a diverse, specialized expertise across many sectors, including healthcare, hospitality, education, municipal, retail, office interiors and aviation. Michael Duncan during his professional career has fulfilled roles as construction manager, design builder and development partner providing a full range of services including preconstruction, conceptual budgeting, permit expediting and construction bid documents preparation for pricing and construction. His geographic history of projects range from the domestic U.S. to International markets.

Michael Duncan began his professional career with the Architectural firm of Skidmore Owings and Merrill. One of his most notable projects while employed by SOM was the Hajj Terminal King Abdulaziz International Airport Jeddah Saudi Arabia. Since that time he has gone on to work for other high profile corporations such as Monsanto, Pharmacia, GD Searle, Pfizer and currently the University of Illinois at Chicago where is currently the Superintendent of Buildings and Grounds East Campus.

Michael Duncan a resident of Matteson, IL recently served as Owner Representative and Project Manager for the Matteson Community Center Construction.

Since 2018, he is instrumental in taking the QUAS LLC founder's conceptual vision and mission to design-build, working closely with our Architects and Construction Manager.

JULY 9TH, 2022
QUAS Brewpub project team

As we get to the build-out starting soon, we want to share the build-out team.

Village of Hazel Crest, IL

Cal Sag Enterprise Zone, Alsip IL

Owner: QUAS LLC, Flossmoor IL

Architect: Onyx Architectual Services, Chicago IL

Registered Contractors in Hazel Crest IL for the project

Construction Manager: Construction Contracting Services Inc, Lansing IL

Excavator-Concrete Contractor: North Creek Builders, LLC, Chicago Heights IL

Masonry: Maya Masonry Inc, Elk Grove Village IL

Fire Protection: World Class Fire Protection, Chicago IL

HVAC: AMR Developmenr LLC, Chicago IL

Electrical: A+ Electrical Solutions, Oak Forest IL

Plumbing: Gilco Mechanical Contractors LLC, Chicago IL

Roofing: ANDUSA Inc, Alsip IL

Dumpster: Homwood Disposal, Homewood IL

Construction jobs: 25 -30

JULY 9TH, 2022
Sunday 3rd July Waterfront Campground Cookout

https://m.facebook.com/story.php?
story_fbid=pfbid0ammbAkG42bFBzGx1BfEinF7YEL4HV1od4oGUd5mc11VMUnfQP1GubY2bmRzVZ643l&id=1339895604

JULY 2ND, 2022
Pre-4th of July Update #2

Thanks to support from community members like you, QUAS Brewpub has raised $25,300 in investment - 10% of our maximum target goal. We are in pursuit to raise a total $250,000 every dollar counts as we reach for and achieve the maximum target goal. Current investors consider investing more by encouraging your family and friends to join the cause. If you have not yet joined the cause with an investment, we encourage you to Bless the cause by investing.

In the meantime while at the waterfront camp ground for a Creole fishing day and pop-up with friends, I'd like to read and correspond with you should you have any comments or questions. Thank you for being a part of this economic development quest.

JUNE 29TH, 2022
Pre- 4th of July

$14,800 raised to date. Those that have invested to date, THANK YOU FOR ENCOURAGING AND SUPPORTING US. Please continue to add more supporters to our cause. Those considering investing, please invest as soon as possible. Every dollar helps us get beyond our minimum goal toward the maximum $250,000 for this campaign.

I want to share our 4th of July potluck Creole dinner menu that we will unveil to the family and friends on Sunday 3rd of July at a waterfront camp ground. Meats: Grilled lamb roast, veal brisket, chicken, grouper, trout, and/or turtle. Vegetables: Triumph Watermelons, Vegetable Medley (cauliflower, bell peppers, celery, carrots, seasoned just right, steamed and smoked in a Balsamic Vinegar) and/or Mixed Greens (spinach, mustard, and turnips). Fruits: Pears, grapes, peaches, and berries (strawberry and/or blackberry). Drink: Homebrewed shandy with rum, brandy, or whiskey; Frog Lemonade (non alcohol); and Fruit Waters. Will share the reviews.

Please send your comments and questions.

Look forward to you joining us in our economic development quest.

JUNE 21ST, 2022
6-21-2022 Update

$14,100 raised to date. Those that have invested to date, THANK YOU FOR ENCOURAGING AND SUPPORTING US. Please continue to add more supporters to our cause. Those considering investing, please invest as soon as possible. Every dollar helps us toward our goal (maximum $250,000 for this campaign).

Happenings since we last checked in:

Permit issuance forthcoming in days: QUAS LLC (Developer/Owner), Onyx Architectural Services (Architect), and Construction Contracting Services Inc. (General Contractor/Construction Manager) overseeing HVAC, Plumbing, Electrical, Fire Protection, Masonry, Excavating/Concrete, Framing, and Roofing.

Temporary Electrical and Lighting turn on scheduled for Thursday, Jun 23.

Annual property taxes reduced to around $60,000.

Feel free to contact us with your comments and questions.

Cheers!

JUNE 14TH, 2022
Rendering v 3-22-2022

From the architects based upon permit plans. Subject to change: parapit walls, flat roof over front vestibule and 4 season enclosure, folding windows. An update will be posted next week. Invest in QUAS Brewpub.

JUNE 11TH, 2022
Site Prep Work

Front elevation demo of old entry canopy and 660sq ft attachment is complete. This site work makes way for the new covered entry/foyer, driveway, glass paneled garage door, and masonry fermentation cellar. Checkout the site plans on our site to see what's to come. Invest in the QUAS Brewpub development.

JUNE 3RD, 2022
Today

Less than a day left, invest in our economic develpment success.

JUNE 1ST, 2022
6-2-2022

For those that have invested already, thank you and welcome to what we at QUAS LLC believes to be a victorious economic development adventure at QUAS Brewpub. For those that have not yet invested or are watching this campaign, use the link above, create an account, and invest.

I will continue to update you as we work in this Creole Brewpub development in Hazel Crest Illinois. and participate in the growth of the economy. INVEST IN QUAS BREWPUB!

MAY 27TH, 2022
Don't miss out!

You have only 7 days remaining to join us in making our dream a reality.

Invest in our Mainvest campaign at today, with as little as $100. Every dollar gets us closer to achieving our $100,000 minimum raise.

If you've already invested, thank you and welcome to what we believe to be a victorious economic development adventure. Please share it with your friends and family.

If you haven't invested yet, feel free to reach out with any questions you may have and I'll answer them to the best of my ability...

Cheers!

MAY 18TH, 2022
5-18-2022

Tonight at 7pm CST there will be a public, Community Investment Opportunity presentation for QUAS LLC | QUAS Brewpub in Hazel Crest IL hosted by Alpha Phi Alpha Fraternity Inc, Illinois District.

MAY 14TH, 2022
20 Days Left

We are $94,400 away from our goal of $100,000 with 20 Days left! To those who have already invested, thank you, please share with your family and friends! To anyone watching, please let us know if you have any questions and we would be happy to answer them. Let's finish strong!

We break ground in two weeks. Fencing, portable toilets, and dumpster in place by Tuesday for final site prep to be completed by next weekend. Lemon and mixed berry shandy on site for the Homebrew club members.

Join in on the venture, make your investment today.

MAY 4TH, 2022
Community and Economic Development Investment Opportunity

I appreciate your interest in QUAS LLC | QUAS Brewpub. I consider it a privilege to share an Community and Economic Development Investment opportunity with you.

For the QUAS LLC | QUAS Brewpub development project, we have an active investment round on Mainvest, an investment platform that facilitates Revenue Sharing Note through the Jobs Act, Title III federal securities exemption.

What excites me most about the QUAS LLC Revenue Sharing Note, is it gives the ability for all friends, family, and fans to participate starting with at a minimum $100 investment. These Notes are designed to provide investors with returns as a share of the gross revenue of QUAS Brewpub, paid back quarterly until a total amount of principal plus 1.6x ROI is achieved. Additionally, I've set a 0.5x early investor bonus to provide our first participants with a higher overall return.

Details about the structuring of the security can be found in the data room of the offering page. I ask that any questions be fielded through the site for full investor transparency.

The overarching goal of this campaign is to be able to share the success of QUAS LLC | QUAS Brewpub with those who believe in me and give the greater State of Illinois community the ability to participate in the growth of the Village of Hazel Crest Illinois, local economy.

There are only 30 days remaining in this investment round. Join in!

Many thanks for your interest and consideration of this opportunity.

APRIL 25TH, 2022
Invest in QUAS LLC | QUAS Brewpub

We are $98,400 away from our goal of $100,000 with 39 Days left! To those who have already invested, thank you, please share with your family and friends! To anyone watching, please let us know if you have any questions and we would be happy to answer them. Let's finish strong!

APRIL 16TH, 2022
Business Development

We've been getting a few questions about why we're raising on Mainvest instead of GoFundMe,

and we wanted to provide you with some context. Mainvest is an investment platform that allows

members of our community to invest in us and see potential returns tied to our revenue. So

instead of being donation-based like GoFundMe (which is a great platform, just not for us!) we

decided that we wanted to reward our biggest supporters, believers, and those that invested in

us with a revenue sharing note. This is a way for us to say thanks for believing in us, and share

in our growth. https://mainvest.com/in/quas-brewpub

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Build-out $13,987
Mainvest Compensation $1,013
Total $15,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $8,232,352 $9,055,587 $9,689,478 $10,173,951 $10,479,169
Cost of Goods Sold $2,341,881 $2,576,069 $2,756,393 $2,894,212 $2,981,038
Gross Profit $5,890,471 $6,479,518 $6,933,085 $7,279,739 $7,498,131

EXPENSES

Rent $0 $0 $0 $0 $0
Utilities $882,371 $904,430 $927,040 $950,216 $973,971
Salaries $2,433,603 $2,676,963 $2,864,350 $3,007,567 $3,097,793

Insurance $740,912 $759,434 $778,419 $797,879 $817,825
Equipment Lease $250,000 $274,999 $294,248 $308,960 $318,228
Repairs & Maintenance $187,500 $206,249 $220,686 $231,720 $238,671
Legal & Professional Fees $75,000 $76,875 $78,796 $80,765 $82,784
Property taxes $165,000 $181,499 $194,203 $203,913 $210,030
Common Area Maintenance $75,000 $76,875 $78,796 $80,765 $82,784
Operating Profit $1,081,085 $1,322,194 $1,496,547 $1,617,954 $1,676,045

This information is provided by QUAS Brewpub. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Offering Memorandum

Investor Agreement

Investment Round Status

Target Raise $15,000

Maximum Raise $70,000

Amount Invested $0

Investors 0

Investment Round Ends November 18th, 2022

Summary of Terms

Legal Business Name QUAS LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.6×

Business's Revenue Share 0.8%-3.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2025

Financial Condition

QUAS LLC was established in October 2018 to substantially redevelop a commercial restaurant location and operate a QUAS Brewpub featuring a Creole style pre-fix and bar menu and homemade, crafted brews.   Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Despite COVID-19 pandemic delays, QUAS LLC has achieved the following milestones:

On November 25, 2019, we completed the purchase of a location in the Village of Hazel Crest, Illinois using QUAS LLC managing member capital contributions.

On April 15, 2020, we entered a $158K Economic Redevelopment Agreement to fund a portion of the site and building improvements from the Village of Hazel Crest 183rd Street Tax Increment Financing ("TIF") District.

On July 7, 2020, we obtained a permit for Interior Demolition substantially completed by September 2021.

To date, QUAS LLC incurred and paid property taxes totaling $138K, subject to its 2021 tax appeal and 2020 tax certificate of error, delayed by the Covid -19 pandemic, for tax years 2020 and forward.

On May 25, 2021, we obtained a $231K grant from the Small Business Administration, Restaurant Revitalization Fund to cover construction of a new, 4 – Season (outdoor) enclosure being attached to the existing structure and operating costs (i.e., property taxes) incurred to maintain the project as we recover from the COVID-19 pandemic.

On September 30, 2021, the Department of the Treasury, Alcohol and Tobacco Tax and Trade Bureau granted permit to produce and package beer and wine at the location.

On October 8, 2021, Onyx Architectural Services completed the Brewpub plan for approval by the Village of Hazel Crest.

On February 25, 2022, the Village of Hazel Crest approved the Brewpub plan.

Historical financial performance is not necessarily predictive of future performance.

QUAS LLC forecasts the following QUAS Brewpub milestones:

Although we may require additional funds from alternate sources, we expect the entirety of QUAS Brewpub's fundraising will be made up of:

Personal funds paid in by QUAS LLC members.

Grant obtained from the Small Business Administration, Restaurant Revitalization Fund.

Capital raised through Mainvest.

Grant obtained from the Village of Hazel Crest 183rd Street Tax Increment Financing District.

Obtain a General Building Permit and engage contractors to build-out the QUAS Brewpub plan to bring architectural appeal and revitalize the part of Hazel Crest at 183rd Street and Grenoble by the end of September 2022.

Grand opening by the end of November 2022.

Obtain licenses and permits to operate a Brewpub to support brew house, fermentation cellar, kitchen, taproom, and dining room systems to deliver Creole cuisine and homemade crafted brews.

Hire 50 onsite employees to provide needed drink, food, and hospitality services in a first-class manner.

Generate significant foot traffic to host at least 450 patrons per week and be open 7 days per week.

Achieve $8M in annual revenues (or $154K per week) to start from food, taproom, and club/packaged sales.

Achieve $1M in annual net profit by the end of 2023.

Financial liquidity

QUAS LLC has a low liquidity position due to deploying much of its cash for QUAS Brewpub's planning, development, and property upkeep. We expect our liquidity position to be moderate upon raising capital on Mainvest, deploying the capital to build-out, and filing for TIF grant reimbursements to start-up QUAS Brewpub operations.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of QUAS Brewpub to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

QUAS Brewpub operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. QUAS Brewpub competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from QUAS Brewpub's core business or the inability to compete successfully against the with other competitors could negatively affect QUAS Brewpub's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in QUAS Brewpub's management or vote on and/or influence any managerial decisions regarding QUAS Brewpub. Furthermore, if the founders or other key personnel of QUAS Brewpub were to leave QUAS Brewpub or become unable to work, QUAS Brewpub (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which QUAS Brewpub and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, QUAS Brewpub is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

QUAS Brewpub might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If QUAS Brewpub is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt QUAS Brewpub

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect QUAS Brewpub's financial performance or ability to continue to operate. In the event QUAS Brewpub ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither QUAS Brewpub nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

QUAS Brewpub will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and QUAS Brewpub is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although QUAS Brewpub will carry some insurance, QUAS Brewpub may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, QUAS Brewpub could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect QUAS Brewpub's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of QUAS Brewpub's management will coincide: you both want QUAS Brewpub to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want QUAS Brewpub to act conservative to make sure they are best equipped to repay the Note obligations, while QUAS Brewpub might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If QUAS Brewpub needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with QUAS Brewpub or management), which is responsible for monitoring QUAS Brewpub's compliance with the law. QUAS Brewpub will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if QUAS Brewpub is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if QUAS Brewpub fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of QUAS Brewpub, and the revenue of QUAS Brewpub can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of QUAS Brewpub to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by QUAS Brewpub. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Joshua K. Parker, CO about 1 month ago

Let's go Quas!!

Wardell G. Flossmoor, IL about 1 month ago QUAS Brewpub Entrepreneur

Many thanks for your investment. And Bless you for your uplifting support.

Mark H. Matteson, IL about 1 month ago

I invested because I want to see this Through

Wardell G. Flossmoor, IL about 1 month ago QUAS Brewpub Entrepreneur

Many thanks my Good Brother for your investing. And Bless you for your uplifting support.

Steven B. Country Club Hills, IL about 2 months ago

I invested because I believe in my Frat brother

Wardell G. Flossmoor, IL about 2 months ago QUAS Brewpub Entrepreneur

Many thanks my Good Brother for your investing. And Bless you for your uplifting support.

Marc K. Springfield, IL about 2 months ago

Do you have a projected (soft) open date?

Wardell G. Flossmoor, IL about 2 months ago QUAS Brewpub Entrepreneur

Early November 2022.

Morgan P. Chicago, IL about 2 months ago

Sounds like a phenomenal business plan. Happy to invest!!

Wardell G. Flossmoor, IL about 2 months ago QUAS Brewpub Entrepreneur

Many thanks for your encouraging investment and uplifting support.

Michael B. Monrovia, CA 3 months ago

I supported this to show my kids how to be a Boss

Wardell G. Flossmoor, IL 3 months ago QUAS Brewpub Entrepreneur

Many thanks for allowing us to participate and share your teaching. We appreciate you and your family's encouragement and support. Cheers!

Dan H. Waukesha, WI 3 months ago

I'd be interested in investing, but a $15,000 target seems way too low compared to the financials in the data room. Was there a previous raise or other funding?

Wardell G. Flossmoor, IL 3 months ago QUAS Brewpub Entrepreneur

We desire to lower the minimum threshhold for the capital campaign to $15,000 from $100,000 and extend the timeline for another 60 days due to the following reasons: - At the start of the campaign, we thought we needed the entire amount to begin the build-out. - Campaign investors and people watching our progress have shown us the ways to use our current and prospective campaign receipts to pursue additional funding that will allow us to build-out and open. - It is time to pickup our heads, put our feet on the ground, stand up right, move forward, and get it done. - Raise as much capital for this community economic development endeavor

Dan H. Waukesha, WI 3 months ago

Ok, so if I understand your answer, you'll be looking for $85,000 or more additional investment beyond the $15k, either here or with other sources.

Wardell G. Flossmoor, IL 3 months ago QUAS Brewpub Entrepreneur

Yes, without increasing the max revenue/net profit toward investors.

Dan H. Waukesha, WI 3 months ago

Thank you for your quick response.

Wardell G. Flossmoor, IL 3 months ago QUAS Brewpub Entrepreneur

You are most welcome. I look forward to seeing you invest in our community economic development project.

LON I. Cheshire, CT 3 months ago

can you explain why the property taxes appear to be so high-- am I missing something. How much is the property worth to have such high taxes. I also got impresson you wanted to open in November--what conditon is interior in now. Please add photos to updates

Wardell G. Flossmoor, IL 3 months ago QUAS Brewpub Entrepreneur

Will do on photos with updates. The $165K in property taxes expensed in 2021 represents: Tax Year 2020 (paid in 2021): $89,105.80 plus Accrued 1st Installment Tax Year 2021 (paid in 2022): $49,008.19 and Estimated 2nd Installment Tax Year 2021 (billed in 2022): $26,886.01. We are just over 18 months off the Brewpub baseline scheduled start due to the impact of COVID-19. Property taxes have been challenged and reduced, as well, we are applying for a certificate of error refund on the basis of vacancy.

Wardell G. Flossmoor, IL 3 months ago QUAS Brewpub Entrepreneur

Many thanks for your encourag investment and uplifting support.

Raymond B. Northville, MI 3 months ago

Happy to help!!

Wardell G. Flossmoor, IL 3 months ago QUAS Brewpub Entrepreneur

Many thanks for your investment and support. Cheers!

Lisa L. Chicago, IL 3 months ago

This will be an awesome business!!!!

Wardell G. Flossmoor, IL 3 months ago QUAS Brewpub Entrepreneur

Lisa L. many thanks for your encouragement, investment, and support.

Raymond M. South Euclid, OH 3 months ago

I invested because of my support for Brother Wardell Glass business ventures.

Wardell G. Flossmoor, IL 3 months ago QUAS Brewpub Entrepreneur

Raymond M., many thanks for your encouragment, investment , and uplifting support.

Ronald D. Chesterland, OH 4 months ago

Good Luck and I hope this successful in so many ways

Wardell G. Flossmoor, IL 4 months ago QUAS Brewpub Entrepreneur

Ronald D., many thanks for your encouragement, investment, and support.

Mark B. Crete, IL 4 months ago

I know Mr. Wardell Glass and he is an outstanding citizen and trustworthy brother. I am excited to partner in this venture.

Wardell G. Flossmoor, IL 4 months ago QUAS Brewpub Entrepreneur

Thank you Mr Beamon for your trust and investment.

Wardell G. Flossmoor, IL 4 months ago QUAS Brewpub Entrepreneur

I am investing in this campaign to be able to share in the success of the QUAS LLC | QUAS Brewpub project with those who believe in me and encourage everyone to participate in the growth of the Hazel Crest, IL, local economy.

Thomas R. New Britain, CT 5 months ago

Is 165k in property taxes correct?

Wardell G. Flossmoor, IL 5 months ago QUAS Brewpub Entrepreneur

Yes, forecasted for the 1st year of brewpub operations.

Wardell G. Flossmoor, IL 4 months ago QUAS Brewpub Entrepreneur

Correction - The $165K in property taxes expensed in 2021 represents: Tax Year 2020 (paid in 2021): $89,105.80 plus Accrued 1st Installment Tax Year 2021 (paid in 2022): $49,008.19 and Estimated 2nd Installment Tax Year 2021 (billed in 2022): $26,886.01. We are just over 18 months off the Brewpub baseline scheduled start due to the impact of COVID-19.

Wardell G. Flossmoor, IL 4 months ago QUAS Brewpub Entrepreneur

Correction - The $165K in property taxes expensed in 2021 represents: Tax Year 2020 (paid in 2021): $89,105.80 plus Accrued 1st Installment Tax Year 2021 (paid in 2022): $49,008.19 and Estimated 2nd Installment Tax Year 2021 (billed in 2022): $26,886.01. We are just over 18 months off the Brewpub baseline scheduled start due to the impact of COVID-19.

QUAS Brewpub isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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